Exhibit (p)(7)

December 2021

Reynders, McVeigh Capital Management, LLC
121 High Street, Floor 4, Boston, MA 02110

Chief Compliance Officer: Susan Bremer

Deputy Chief Compliance Officer: Ryan Mooney

Compliance Manager: Audra Gardner

The Compliance Manual is a property of Reynders, McVeigh Capital Management, LLC, and must be returned to RMCM should an employee’s association with RMCM terminate for any reason. The contents of the Compliance Manual outline the Firm’s Compliance Program per SEC mandates and houses RMCM policies directed at maintaining compliant of applicable federal and state laws and regulations. The Compliance Manual also contains policies per FINRA’s requirements as they pertain to the management of mutual funds. This document is not exhaustive and supplemental policies and procedures may be developed internally to further elaborate on practices outlined in the Compliance Manual.

IV.	CODE OF ETHICS

Purpose and Scope

In accordance with Rule 204A-1 under the Advisers Act, Reynders, McVeigh has adopted the Code of Ethics to establish high ethical standards, which are essential for the success of the Firm and for maintaining the confidence of its clients. Specifically, the Code of Ethics addresses: 1) improper personal trading; 2) improper use of material non-public information; 3) identifying conflicts of interest; and 4) resolution of actual or potential conflicts.

The Code of Ethics applies to Access Persons. At this time, the Firm considers all salaried employees to be Access Persons and excludes interns or other ad hoc hourly positions that may exist from time to time. Certain matters, such as personal securities trading, also apply to employees’ immediate families. Immediate Family includes parents, mother-in-law, father-in-law, spouse (except for legally separated or divorced spouse), brother, sister, brother-in-law, sister-in-law, son, daughter, son-in-law, daughter-in-law, children who are directly or indirectly dependents, and/or any other individuals living at the person’s principal place of residence and who are significantly dependent on the person. Furthermore, employees may not do indirectly, through a family member, what they are not permitted to do directly themselves. Therefore, all references in the Code of Ethics to the Firm’s directors, officers, and employees include such individuals, as well as, where appropriate, their immediate families.

While the Code of Ethics does not address every possible situation that may arise, Access Persons are responsible for exercising good judgment, applying ethical principles, and bringing potential violations of the Code of Ethics to the attention of the CCO. If a potential violation involves the activities of the CCO, Access Persons should contact the Chief Executive Officer (“CEO”), or President. To this end, Access Persons shall read and understand the Code of Ethics and uphold its standards in their day-to-day activities.

Adherence to the Code of Ethics and its related restrictions is considered a basic condition of employment at the Firm.

Acknowledgement & Certification

The Firm provides an electronic copy of the Code of Ethics, and any subsequent amendments, to each Access Person upon hiring and annually thereafter through gVue. Each Access Person must carefully read the Code of Ethics and use gVue to acknowledge that he or she received, read, understands, and agrees to comply with the Code of Ethics. Further, at the time of acknowledgment, each Access Person also attests to the understanding that a violation of any provision of the Code of Ethics is grounds for disciplinary actions, up to and including termination of his or her position with the Firm.

Personal Securities Holdings & Transactions

The Firm requires Access Persons to report security account holdings and transactions to the CCO, and to adhere to specific trading limitations as described herein. In general, Access Persons must conduct all securities transactions in full compliance with the Code of Ethics and should not take any action in connection with securities transactions that could cause even the appearance of unfairness or impropriety relative to clients. Ambiguous situations should be promptly brought to the attention of the CCO and must be resolved in favor of client interests.

Account Notification

Access Persons must submit to gVue every brokerage account (i.e., an account with the ability to trade in securities). This applies to all securities accounts “beneficially owned” directly or indirectly by the Access Person with any domestic or foreign brokerage firm or bank. Account notification provides the CCO with the information needed to monitor Access Persons’ account holdings. Access Persons provide account notification on gVue under the “Manage Brokerages” tab, located on the dashboard of the software.

Please note, if the Access Person’s family member participates in a defined contribution plan account that allows for the purchase of individual equities (i.e., a brokerage window), the account must be reported and electronically connected to gVue and the individual trades in equities must be pre-cleared pursuant to the preclearance requirements outlined below. If the defined contribution plan is designed to hold mutual funds selected from a list provided by the employer’s plan administrator or collective investments trusts as investment options, then the account must be reported in gVue, but there is no need to electronically connect the account to gVue because there is no need for the reporting of transactions.

Further, Access Persons do not have beneficial ownership of (and therefore do not need to report) holdings in qualified tuition programs established pursuant to Section 529 of the Internal Revenue Code (“529 Plans”) if the Firm does not manage, distribute, market, or underwrite the 529 Plan or the investments and strategies underlying the 529 Plan.

Brokerage Restrictions

The Firm may require that Access Persons trade for accounts that are beneficially owned through specific broker-dealers or may place limitations on the number of brokerage accounts permitted. The Firm would initiate and notify employees of these requirements in advance. Under no circumstance may an Access Person maintain an account at a brokerage firm that is not accessible to gVue.

Preclearance Requirements for Personal Securities Transactions

The Firm requires preclearance for the purchase or sale of “Covered Securities” and the Reynders, McVeigh Core Equity Fund (“ESGEX”).

The Firm does not require preclearance for long transactions in the following (all short transactions require preclearance):

1.	Transactions in mutual funds, except for ESGEX and any other mutual funds that the Firm may manage in the future.

2.	Transactions in shares of exchange-traded funds (ETFs).

3.	Transactions in currencies, except initial coin offerings[1] and investment vehicles, including ETFs or other fund vehicles transacting in currencies or virtual currency.

4.	Transactions in municipal securities.

5.	Transactions that occur by operation of law or under any other circumstance in which neither the Access Person nor any member of his or her Immediate Family exercises any discretion to buy or sell or makes recommendations to a person who exercises such discretion;

6.	Transactions in securities pursuant to an automatic investment plan (pursuant to SEC Rule 10b5-1), provided that such plan was approved by the Firm; and

7.	Purchases pursuant to the exercise of rights issued pro rata to all holders of the class of stock.

[1]	ICO is when a new cryptocurrency token is offered for sale to the public, similar to an initial public offering in the stock market.

The Firm does not permit Access Persons to trade in a security on the same day that any Client Account has bought or sold that security. While Employees may request preclearance on days that the Firm is trading in Client Accounts, approval is not guaranteed. Employees should do their best to restrict their trading to days when there will be no trading in Client Accounts (referred to as “No Client Trade Days”). The Firm provides notification, via email, of these No Client Trade Days. Trade requests submitted on a day when the proposed security is trading in Client Accounts will only be approved after the client trades have been completed for the day. Please note, preclearance is still required on No Client Trade Days.

Access persons trading in securities on the Restricted List will not be approved, under any circumstance.

Approval is valid for the day for which it is granted. gVue permits Access Persons to request pre-clearance in advance of specific future trade dates. No Access Person may place any “good until cancelled,” “limit” or “stop” order that do not expire on the day on which preclearance is granted. The CCO may revoke a preclearance any time after it is granted, prior to trade execution. Further, the CCO may deny or revoke preclearance for any reason.

The CCO will generate and review exception reports generated by gVue to confirm that all trades by Access Persons had obtained preclearance approval.

Specific Trading Restrictions

The following trade limitations apply to all personal securities transactions:

1.	Allocation of Investment Opportunities

Access Persons must offer investment opportunities to clients before personally acting on them and employees must allow clients a reasonable time period to act on the opportunity before placing a personal securities transaction.

2.	Blackout Period

When the Firm decides to add a company to the ASL, the company will be placed on the Restricted List for a period of 14 consecutive calendar days, including the day when the company is added. No Access Person shall complete a securities transaction in the company for an account beneficially-owned during this period.

3.	Information and Research

No purchases or sales of securities should be made for an employee or employee-related account based on information learned from clients or derived from client accounts.

No purchase or sale of securities may be made for an employee or employee-related account if the employee knows or has reason to know that a security is the subject of undisseminated Firm research.

4.	Initial Public Offering or Limited Offering

Employees must obtain the CCO’s approval before investing in an initial public offering (“IPO”), private placement or limited offering by submitting a preclearance request on gVue.

The following trade limitation applies to ESGEX:

5.	Holding Period

Access Persons are not permitted to sell in ESGEX within 30 days of purchase.

Completeness of Trade Reporting Provided to gVue

At the end of each quarter, Access Persons will receive a reminder email from gVue to review and submit their Quarterly Transactions Report, which lists the trades that gVue has received from the accounts they have registered. Access Persons attest to the completeness of the report. At any time, Employees may manually enter personal trades into gVue that were not captured electronically. The CCO shall review the Transaction Reports on a quarterly basis. Failure to respond within the time window is considered a violation, subject to the Firm’s sanctions.

Approved Securities List

The Firm maintains an Approved Securities List (“ASL”), which is a list of securities that have been approved by the Firm’s Investment Committee for purchase in Client Accounts managed by the Firm. The most current version of the ASL shall be made available to all Access Persons.

Restricted List

The Firm’s Restricted List is a confidential list of companies subject to trading restrictions to protect the Firm and its employees from potential violations, or the appearance of violations, of securities laws. When a company is placed on the Restricted List, all employees are prohibited from personal trading in securities of that company. While the Firm may place a company on the Restricted List for a variety of reasons, the most common reasons are as follows:

1.	When the CCO determines that an associated person of the Firm is in possession of material non- public information with respect to a company (regardless of whether it is currently owned by any client, but particularly if the Firm is analyzing or recommending that security for client transactions) such company will be placed on the Restricted List. If the CCO determines that material non-public information about a company is in the possession of an associated person and cannot be adequately isolated, that company will be placed on the Restricted List. Such action may be taken for the purpose of avoiding any appearance of the misuse of material nonpublic information. This restriction applies to both employee and client trades.

2.	When the Firm adds a security to the ASL, the company will be placed on the Restricted List for a period of 14 days, which shall include the date the company is added. This restriction applies solely to employees’ personal trades. Trades may be made in Client Accounts in securities from the time that they are placed on the ASL.

3.	When the Firm is researching a company that is not on the ASL, the Compliance Department will add the company to the Restricted List until the Firm has determined whether to add the company to the ASL. This restriction applies to companies that the Firm has not researched within the past year and applies to both employee and client trades.

The CCO will be responsible for determining when and whether to remove a particular company from the Restricted List. The Restricted List is highly confidential and should not, under any circumstances, be discussed with or disseminated to anyone outside of the Firm.

Watch List

The Firm’s Watch List is a confidential list of companies that do not carry trading restrictions, but whose trading is subject to close scrutiny by the CCO. Dissemination of the Watch List is limited to the Compliance Department, senior management and the head of research, if deemed necessary. The CCO may place a company on the Watch List when it has, or is likely to have, material, non-public information and when it is reasonable to conclude that such information is isolated. Compliance monitors employee and client trading for patterns that may suggest that sensitive information has been communicated or used improperly.

Personal Trading Policy Violations & Sanctions

Upon the discovery or confirmation of a violation of this policy, the CCO may impose sanctions as deemed appropriate, including disgorgement of profits, reversal of trades, suspension of trading privileges, or termination of employment.

Administration of Code of Ethics

Management Responsibility

The CCO is responsible for the administration of the Code of Ethics, has general compliance responsibility for the Firm and may offer guidance on securities laws and acceptable practices, as the same may change from time to time. If there is any doubt as to the propriety of any activity or to whether a Federal securities law or State securities law applies, Employees should consult the CCO. The CCO may rely upon the advice of outside legal counsel and/or compliance consultants in administering the Code of Ethics.

Waiver of Code Provisions

The CCO, in her sole discretion, may grant a waiver of any provision of the Code of Ethics, as permitted by law. The basis upon which any waiver is granted by the CCO will be documented in a written memorandum which shall be maintained by the CCO in accordance with the Reynders, McVeigh books and recordkeeping policies.

Recordkeeping

Reynders, McVeigh will maintain electronic records in accordance with the Firm’s policy regarding recordkeeping, and specifically will maintain:

1.	A copy of the Code of Ethics and any other preceding Code of Ethics that, at any time within the past 5 years, has been in effect;

2.	A record of all Code of Ethics violations and of any sanctions imposed for a period of not less than 5 years following the end of the fiscal year in which the violation occurred;

3.	A record of all written acknowledgments for each Employee who is currently, or within the past 5 years was, a supervised person of the Firm;

4.	A copy of each report made by an Employee under the Code of Ethics for a period of not less than 5 years from the end of the fiscal year in which it is made;

5.	A record of all persons who are, or within the past 5 years have been, required to submit reports under the Code of Ethics, for a period of at least 5 years after the end of the fiscal year in which the report was submitted; and

6.	A record of any decision to approve the acquisition by an Employee of a covered security acquired in an IPO or Limited Offering, for a period of at least 5 years after the end of the fiscal year in which the approval is granted.

Disclosure of the Code of Ethics

Reynders, McVeigh describes the Code of Ethics in the Form ADV Part 2A Brochure and, upon written request, furnishes clients with a copy of the Code of Ethics.